Exhibit 99.93

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King St. E, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

February 10, 2021.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on February 10, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

February 10, 2021.

Schedule “A”

Bitfarms Announces Closing of CAD$40.0 Million Private Placement with U.S. Institutional Investors

Toronto, Ontario and Brossard, Québec (February 10, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) (U.S.:OTC:BFARF), one of the largest and most productive publicly listed bitcoin mining operations in the world, is pleased to announce that it has closed its previously announced private placement of equity securities (the “Offering”). The Offering was for gross proceeds of approximately CAD$40 million and consisted of the sale of 11,560,695 common shares, along with warrants to purchase an aggregate of up to 11,560,695 common shares, at a purchase price of CAD$3.46 per common share and associated warrant. The warrants have an exercise price of USD$3.01 per common share and exercise period of three and one-half years (through August 12, 2024). The funds were raised via a fully subscribed private placement of units among U.S. institutional investors.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

The net proceeds of the Offering will be used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position.

H.C. Wainwright & Co. received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 924,856 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant will entitle the holder to purchase one common share at an exercise price of USD$3.39 at any time on or before August 12, 2024.

The securities issued under the Offering are subject to customary resale restrictions in the United States with no resale restrictions in Canada.

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Notes

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933 and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Bitfarms Ltd.

Bitfarms is one of the largest public bitcoin mining operations in the world and is listed on the TSX-V. Founded in 2017 it has five industrial scale facilities across Quebec, Canada and is responsible for infrastructure activities of approximately 1% of the entire Bitcoin mining industry and daily Bitcoin mined. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver the computing power needed to drive the rapid growth of the global decentralized financial economy.

For corporate inquiries, please contact:

Geoff Morphy

gmorphy@bitfarms.com

647-500-7440

For media inquiries, please contact:

Ellis Ballard

ellis@yapglobal.com

011-07725951640

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company and the expected expenditure of the proceeds of the Offering, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec and elsewhere including decisions of power regulators on rates and power access; the ability to complete future financings; any regulations or laws that will prevent Bitfarms from operating its business including local laws relating to noise levels and other operational matters; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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